Filed by TiVo Inc. Pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies:
TiVo Inc. (Commission File No. 000-27141)
Rovi Corporation (Commission File No. 000-53413), and
Titan Technologies Corporation (Commission File No. 000-53413)

On Friday, April 29, 2016, Rovi Corporation (with Tivo’s participation) hosted a conference call to discuss its proposed acquisition of Tivo Inc. and Rovi’s financial results for the first quarter of 2016. A transcript of the conference call is provided below.
Peter Ausnit
Operator, thank you. Good morning, and thank you for joining our call. I'm Peter Ausnit, Rovi's Vice President of Investor Relations. Today I am joined by Tom Carson, our President and CEO; Peter Halt, our Chief Financial Officer; and Naveen Chopra, Interim Chief Executive Officer and Chief Financial Officer of TiVo. Additionally John Burke, our COO and EVP and Samir Armaly, our EVP of Intellectual Property and Licensing will be available during Q&A.
Please note that a slide deck accompanying the announced transaction has been posted on rovicorp.com. During this conference call, we will be making forward-looking statements, including statements regarding Rovi's future and its estimates of future revenues, expenses, and earnings, as well as possible outcomes in timing of contract negotiations, litigation, business strategies, deployment plans, product plans and statements regarding the proposed acquisition of TiVo Inc, the integration of its products and technologies into Rovi's products and solutions offering, Rovi's plans with such offering and customer demand for such offering, anticipated combined company revenue, synergies and financial results and expected transaction time. These forward-looking statements are subject to risks and uncertainties that may cause actual results to vary materially from today's forward-looking statements.
Some of the factors that could cause actual results to differ materially from these forward-looking statements are described in press release earlier today announcing the proposed TiVo acquisition, as well as in Rovi's Form 10-Q for the quarter ended March 31, 2016 and other SEC reports and filings made from time to time. And we encourage you to review the discussion of these factors in that press release and those reports and filings. All statements are made as of today, April 29, 2016 and are based upon information available to us as of today. And except as required by law, we assume no obligation to update any such statements.
This presentation includes non-GAAP financial measures. This presentation is not intended to be a substitute for Rovi's financial results presented in conformity with generally accepted accounting principles in the United States. And investors and potential investors are encouraged to review the reconciliation of non-GAAP financial measures included in our earnings release.
The most directly comparable GAAP information and reconciliation between non-GAAP and GAAP figures are included in the Q1 2016 earnings press release, which has been furnished to the SEC on Form 8-K and is available on the Investor Relations section of Rovi's webpage, at www.rovicorp.com. The live webcast of this conference call is available in the Investor Relations section of Rovi's website. A replay of the audio webcast will be available shortly after the completion of this call, and remain available until our next quarterly earnings release.
Now, I would like to turn the call over to our CEO, Tom Carson.

Tom Carson
Thank you, Peter. Good morning everyone, and thank you for joining our call. This is an incredibly exciting day for both our company and I am particularly pleased that Naveen Chopra, Interim CEO of TiVo is joining us remotely from Silicon Valley.
We will start by addressing the agreement we just announced, then Peter Halt will discuss the terms of the transaction and then briefly touch on our first quarter results and our standalone estimates for 2016. Finally, I will close with some thoughts on the other recent events and then open the call for questions.
This transaction clearly establishes our company as the industry-leader in content discovery and analytics, driving innovation for our customers and creating value for our stockholders. In addition to best-of-breed products and services, the combined company will have the strong portfolio of intellectual property in the industry with over $3 billion in cumulative combined revenues and past damage awards.
The two companies' combined, have a $3 billion enterprise value establishing meaningful position in the marketplace. On a pro forma basis, the combined companies have over $800 million in revenue and approximately $235 million of adjusted EBITDA after purchase accounting adjustments. This is before the benefit of anticipated annual cost synergies in excess of $100 million. These synergies are in addition to the roughly $30 million in cost reduction and margin improvement already planned by TiVo. We expect the transaction to be accretive on a non-GAAP EPS basis within the first 12 months.
We believe that we are positioned to deliver $1 billion in annual revenue with EBITDA margins in excess of 50% within three years. Few companies that have more impact on the enjoyment of television than Rovi and TiVo. We are collectively responsible for the innovation that millions of consumers use every day, including the interactive program guide and the DVR. This strong history of innovation has put us at the forefront of today's evolving media landscape with industry-leading technology solutions, not only for traditional and hybrid set-top boxes, but also for over-the-top and cloud-based services.
The combined company will have tremendous reach with products serving nearly 500 service providers in more than 75 countries and 28 million household. Rovi and TiVo have collectively invested over $1.5 billion in R&D over the past 10 years, creating an innovation engine that has resulted in more than 6,000 patents and pending applications.
We believe that our two companies expanded reach and deeper product and IP portfolios will allow us to grow faster and generate even greater value for all Rovi stockholders. By coming together, we can drive significant synergies, while extending our reach and strengthening our offering to more effectively execute our shared vision. In fact, we are confident we will achieve at least $100 million in annual cost synergies, while building a stronger, more robust and profitable combined company. We will do this while maintaining key product deliverables and customer relationships.
Beyond cost savings, we expect to improve our performance across all aspects of our business and we will work to drive topline revenue by leveraging our complementary capabilities. Media and entertainment landscape is undergoing significant transformation leading to both opportunity for us and importantly for our customers. Consumers are more engaged with content than ever before, but the increasingly fragmented nature of the market presents challenges for both end users and service providers. Turning on our strong legacy of innovation, the combination of Rovi and TiVo will redefine the media experience and enhance viewer engagement for our customers, for our employees and for our stockholders.
With that, I will turn it over to Naveen for his remarks. Naveen?
Naveen Chopra
Thank you, Tom. This is an important day for TiVo, and we are really excited to make this announcement. The launch of TiVo's first DVR in 1997 fundamentally changed the way people watch television and since then TiVo has continually worked to help consumers find and enjoy the entertainment they want. We have developed what is widely regarded as the world's best television user experience and our rapidly growing subscriber base speaks to the value of our work.
We are proud of TiVo's history of innovation and of our ongoing efforts in pursuit of a simple vision to let people find and enjoy the content they want, when they want it, and on the device they want. And we are excited that Rovi shares this vision and we believe combining our two companies, we will be in a stronger position to continue to serve all our customers.
Let me underscore Tom's observations by further highlighting the multiple strategic benefits in this transaction. First, it will create the market's largest entertainment software provider with hundreds of operator, consumer electronic and content owner relationships. Second, there are clear opportunities to combine product offerings and create end-to-end solutions for service provider partners. We can integrate and bundle software, cloud services, metadata, advertising and analytics.
Third, our combination will allow us to apply significant R&D capability and leverage our consumer DNA across an even broader group of products and customers. Fourth, we will have an opportunity to pair TiVo's unique viewing data with Rovi's analytics tools and create a valuable data analytics platform with enhanced targeting capabilities. And finally, as Tom described, there will be tangible and compelling financial benefits.
I also want to take a moment to briefly comment on the transaction. As described in our joint press release, the $1.1 billion in acquisition consideration for TiVo represents a roughly 40% premium to TiVo's stockholders based on the value of the company prior to media speculation about a transaction last month. But I think it's also important to note that thanks for the structure of the deal, our stockholders will continue to enjoy the opportunity to participate in future growth through owing shares in the combined company going forward.
Our employees, our investors and our millions of customers should look forward to TiVo continuing to shape entertainment experiences in the years to come. I am extremely excited about this next phase in TiVo's evolution and it's a true complement to know that the combined company will operate under the iconic TiVo name.
With that I will turn the call over to Peter Halt for additional details about today's announcement. Peter?
Peter Halt
Thank you, Naveen. I will start with the review of the transaction and then we will cover our Q1 results and our 2016 estimates. Under the terms of definitive agreement, Rovi will acquire TiVo for $10.70 per share or just under $1.1 billion aggregate consideration. Rovi will pay $2.75 per share in cash, and provide $7.95 per share in common stock of a new holding company being formed that will own both Rovi and TiVo. The number of shares to be issued to TiVo stockholders will be calculated based on Rovi's average VWAP over the 15 trading days ending three days prior to close, subject to adjustment under a collar mechanism I will describe.
Rovi stockholders will continue to own one share of the new company for each share of the Rovi common stock owned as of closing. The stock component of the consideration is expected to be a tax-free exchange to TiVo stockholders.
This transaction is subject to a two-way collar mechanism between Rovi Prices of $16.00 and $25.00. If Rovi's share price increases between the agreement and the closing, TiVo stockholders will receive fewer shares, a lower exchange ratio, until Rovi share price reaches $25.00, at which point ownership and exchange rate will be fixed at 0.318 per share. This protects existing Rovi stockholders as any share price benefit that might come with additional tier one renewals before the transaction closes, will reduce the number of shares Rovi would need to provide.
Conversely, if Rovi's share price decreases between timing and close, TiVo stockholders will receive more shares until Rovi stock price reaches $18.71. Between $18.71 and $16.00, ROVI has the option to pay additional cash instead of issuing more shares. Additional details on the collar mechanism can be found in our deal announcement today as well as in our investor deck now online in the IR section of rovicorp.com. Post transaction, under the collar mechanism current ROVI stockholders will own approximately 67% to 73% of the pro-forma shares outstanding of the new holding company. Assuming that if ROVI's average VWAP is between $16 and $18.71, ROVI provides more cash considerations rather than incremental shares. The closing of the transaction will trigger a requirement to tender for TiVo's $230 million of 2% convertible senior notes at par plus accrued interest. We anticipate most if not all of the note holders will tender these notes, the transaction cash considerations and the repurchase of the TiVo convertible notes will be funded from the cash and investment on hand in the combined company. Additionally, ROVI's board approved the stockholder life plan which we refer to as the NOL life plan. In order to protect ROVI's $1.2 billion federal net operating losses, the completion of the TiVo deal would move ROVI significantly closer to the 50% ownership changed outlined in sections 382 and increase the likelihood of a loss of ROVI's valuable NOL. ROVI believes that it's tax attributes represent an important corporate asset that can provide long-term stockholder benefits and should be protected. Detail about the stockholder life plan which is similar to those adopted by numerous other companies with significant tax assets may be found in the investor presentations and the press release issued today. This transaction has been approved by the boards of ROVI and TiVo. It is still subject to approval by both companies' stockholders as well as required regulatory approvals and the satisfaction of other customary closing condition. Our current expectation is to transactional close in Q3 2016.
On a pro forma basis for 2016, after taking into account required versus accounting adjustments the combined company would have revenues in excess of $800 million and adjusted EBITDA of approximately $235 million before any benefit from synergy. As Tom mentioned, we anticipate combined company annual synergies of at least $100 million with 65% of these synergies recognized in the first 12 months. This is an addition to the approximate $30 million in cost productions and margin improvement already planned at TiVo. We expect the transaction to be accretive to ROVI's non-GAAP EPS within the first 12 months post-closing. We plan to share great detail about our vision and financial expectations for the new company at an investor meeting in the second half of the year, after the acquisition closes.
Turning now to ROVI's Q1 results, our first quarter revenues of $118.4 million were down $15.6 million when compared to the first quarter 2015 were in line0020with our expectations after taking into account the Top 10 US-based service provider we mentioned on our last call as going out of license. Also contributing to the year-on-year decline were ACP revenues and general weakness in [indiscernible] electronics and lower market shares for ROVI CE licensees.
In terms of our sales verticals and business segments, service provider revenues were down due to the service provider I mentioned being out of contract in Q1. This along with lower market share plus ROVI CE licensees also impacted our IP licensing business. As expected, other revenues primarily on legacy analog products continue to decline, which is also the primary reason for the decline in products revenue. Turning to costs, we need to focus on operating efficiently and keeping a disciplined and prudent cost structure. In Q1 2016, we reduced non-GAAP total COGS and operating expenses including depreciation by $9.4 million or 11% from the prior year to $77.1 million. The year-on-year reduction was a function of continuing cost reduction efforts and the timing of litigation expenses.
Additionally, Q1 interest expense decreased $600,000 year-on-year due to lower effective interest rate on a 2020 convertible notes and compared to the prior convertible notes as well as lower average debt outstanding, partially offset by increased swap costs. Our balance sheet continues to be very strong, we ended Q1 with over $300 million of cash and liquid investments. In terms of debt, as discussed last quarter, our earliest maturity isn't until 2020.
In terms of our full-year expectations, on a ROVI standalone basis they remain unchanged from our February 11 call. Our full-year 2016 estimates remain for revenues $490 million to $520 million and for non-GAAP EPS $1.35 to a
$1.65. We can either expect the year to be back-end loaded with approximately 55% of our revenues in the second half. As we said last quarter, our 2016 estimates exclude any revenues from possible Comcast or DISH renewals. Our estimates also include a significant increase in litigation expenses, in case needed in connection with the remaining renewals.
Now back to Tom.
Tom Carson

Thanks Peter, this is an exciting time for ROVI. We look forward to looking the acquisition of TiVo later this year and driving greater benefits for all of ROVI stockholders. That said, I would like to also discuss some other topics relevant to ROVI now regardless of the TiVo acquisition. Specifically, I would like to review the status of our license agreement with the top US pay-tv providers. Currently, we have seven of the top ten provider's license with five of those having entered into newer agreement in just the past five quarters. These renewals include AT&T, Time Warner and Charter.
We continued this trend in Q1 finalizing an standard agreement with Frontier Communication which recently closed on the acquisition of $1.2 million FiOS video subscribers from Verizon. We believe this recent and continued success with leading US pay-TV providers underscores the relevance and value of ROVI's intellectual property in this important market.
The remaining three unlicensed top-10 providers are Comcast, DISH and the unnamed pay-TV provider Peter mentioned earlier as going out of license. While ROVI does not intend to negotiation or litigate these agreements publicly, we do want to provide some further context on the activities we publicly announced at the beginning of April. While we had engaged Comcast for a significant period of time in an attempt to find a mutually acceptable renewal.
Once their agreement expired at the end of Q1, we thought it was necessary to initiate litigation, protect our rights and defend our valuable intellectual property from unauthorized use by Comcast.
Since then, ROVI's litigation has expanded to include action at the International Trade Commission on some of the same patents. The cases are currently at the initial filing stages and no substantial proceedings have occurred to date. At the same time, we also announced a standstill agreement with DISH through our productive discussion to continue with respect to their renewal. We remain actively engaged in productive discussions with DISH and are hopeful we will have a mutually acceptable renewal in the near future.
We are also engaged in productive discussions with the Top 10 US pay-TV provider now out of license and remain hopeful of reaching an agreement in the second half of this year. In addition to our Q1 success in the US pay-TV market with Frontier, we also continue to our success in other international markets. For example, as of the close of the quarter, we renewed our IT license agreement with Canada's largest cable TV provider. We also renewed our US IT license agreement with Funai, one of the largest TV manufacturers for the US market. During the remainder of 2016, we will focus on closing the TiVo acquisition and bringing the remaining three Top 10 North American service providers under license. In closing, today's announcement is transformational to our two companies. We are expanding our reach both broadening and deepening our product and intellectual property portfolios. Given the complementary nature of our company, we are well positioned to drive at least $100 million in annual costs synergies far beyond the typical overhead savings seen in many of the deals. We expect to do so, while making the combined business more efficient and robust. We are excited about the future and look forward to closing the TiVo acquisition in Q3 and to operating as one company working to improve entertainment discovery for consumers around the world while helping our service provider partners grow their revenue.
With that, we will take questions. Operator?
Q&A
Operator
[Operator Instructions] Your first question comes from the line of Rob Stone with Cowen and Company. Your line is open.
<Q - Rob Stone>:
My first question is with respect to the deal structure and your effort to preserve your NOLs, Peter do you expect that if that successful the combined business could enjoy the low non-GAAP ax rate that ROVI has now?
<A - Peter Halt>: Yes, we do.

<Q - Rob Stone>:
My other question is, just if you can provide a little more color just generally about the proportions of complementary versus combined customers in terms of intellectual property agreements and sort of how you expected to work in instances where you're both currently licensing patents to the same large service providers? Thanks.
<A - Peter Halt>:
I think when you look at this transaction on the whole, we think it's an incredible opportunity for both of the companies both from a product and intellectual property perspective, we like very much Rob the fact that when you look at the product portfolio that TiVo has and the product portfolio that ROVI has, we're going to be able to address our product customers in a much more meaningful way and one of the things frankly we are excited about are some of the revenue opportunities and revenue synergies that we think the combined company can have. And I think it's very similar on the intellectual property licensing side, certainly TiVo has a very good and significant intellectual property licensing portfolio as does ROVI. The combination of the two makes for a much stronger and more robust portfolio and we fully expect as we would with our products that as we're going forward with the combined business that the combined portfolios get licensed. In terms of where we have overlapped, we would certainly expect any agreements that TiVo has and the agreements that ROVI have would continue.
Operator
Your next question comes from the line of Michael Olson with Piper Jaffray. Your line is open.
<Q - Michael Olson>:
So on the strategic synergy side, could you just talk specifically about what way is ROVI and TiVo have historically been competing directly against each other for TV operator customers which will now obviously turn into a more cooperative effort?
<A - Tom Carson>:
It's interesting when you look at the two businesses and how certainly I became interested in looking at the combination of the companies, if you look at what TiVo does and you look at what ROVI does, frankly we are in many similar types of areas. We both have guides for the traditional set-top box use case, we both have invested pretty heavily for Internet connected guides guys for mobile experiences, we both have advertising businesses, we both have analytics businesses, we both have search and recommendation companies that we acquired not that long ago. And I think when you look, this is really an incredible opportunity to come out the back end of this with really best-of-breed technologies in all discovery areas. Certainly the other areas metadata, TiVo is a big user of metadata. Obviously we provide metadata, so we think our metadata solutions will fit very nicely in the TiVo experience, but you bring together roughly their 10 million or so subscribers and the 18 million that we have, we think it makes for a pretty compelling experience. The other thing is just the fact that there is great products that are available, again from an intellectual property perspective we think that's a great combination as well.
<Q - Michael Olson>:
All right. And then on the cost synergy side, can you provide any specifics of how you will remove $100 million of cost from the combined company?
<A - Tom Carson>:
Yeah, look as you could imagine in a combination like this I just went through where we both have complementary areas that we are selling products and certainly when you look at a transaction like this key targets certainly are going to be areas like G&A functions where there is just frankly a significant overlap. We also think there is clearly synergies in the product areas, particularly with the overlaps that I mentioned. So we think really across the business the opportunity to get $100 million worth of synergies that was very durable.

<Q - Michael Olson>: All right, thank you.
<A - Tom Carson>: Thank you.
Operator
Your next question comes from the line of Sterling Auty with JPMorgan. Your line is open.
<Q - Sterling Auty>:
Yeah, thanks. One question on the acquisition and one on the quarter. So on the acquisition, does this actually in terms of owning the TiVo assets, does this actually bring you in any way, shape or form into competition with your own customers and how important is the hardware revenue as part of the go forward company?
<A - Tom Carson>:
Look, I think from the perspective of putting us in competition with our existing customer base I don't think so. I think it's pretty clear in the industry that there is some people that are going to be the do-yourselfers in terms of the complete and that is experience and there is going to be a lot of others which both Rovi and TiVo serve that are going to require an end-to-end guide solution, but actually I think this combination, Sterling, with the fact that you really do have best-of-breed in all the categories that I mentioned earlier really puts us in a great position to continue some of the stuff that Rovi has done which is even though we don't necessarily have a complete end-to-end guide solution with some of the big operators, there is certainly an opportunity to take all of these technologies discretely and offer them to the some of the bigger operators. So I think from that perspective I think it kind of enhances what we've been trying to do. So don't really see that as being problematic.
Actually I think the combination really gives us more strength. I mean this is the company now in the product side that has really nice scale and again best-of-breed technologies and all the content discovery areas I think puts us in a great position to be able to deal not only with kind of the Tier 2, Tier 3 providers but with the big providers and also it has a great geographic footprint. This really puts us in a significant number of countries around the globe and though it's a - we think from both the product perspective having more scale and best-of-breed products and the ability to have a more geographic expansion kind of a profile, this is a great opportunity for us to really extend our revenues around the globe.
<Q - Sterling Auty>:
And then on the information around the quarter, the top 10 pay TV that's out of contract, you mentioned hopefully closing in the second half. The fact that you have not launched a litigation like you did in Comcast, should we be reading into that that shows that there is an active dialog and hopefully a productive dialog going on at the negotiation table?
<A - Tom Carson>:
Yeah, so look we are very much of a mindset of litigation as the last resort, it really it's for us. The only time we get into a litigation is if we feel like there is no more meaningful dialog or engagement on the other side, so you should be reading that as there is constructive dialog going on.
<Q - Sterling Auty>: Thank you.
<A - Tom Carson>: Thanks, Sterling.
Operator
Your next question comes from the line of Eric Wold with B. Riley. Your line is open.
<Q - Eric Wold>:

Thank you. Good morning.
<A - Tom Carson>: Good morning.
<Q - Eric Wold>:
Two questions on kind of the combined outwork, I guess you laid out expectations to get to $1 billion in revenue in three years from the pro forma now. Kind of thinking of the individual Rovi and TiVo internal kind of projections out three years, how different is the combined projection versus what it kind of would have been separately and where do you see kind of the incremental revenue synergies coming?
<A - Peter Halt>:
So the $1 billion projection does leverage Rovi's projections as well laying in the TiVo ones. We do believe though there will be increased growth on the product side as we can get into more detail if you wish. Just because the opportunity to be using some of TiVo's products and supplemented with ours as a path to migration off of our existing legacy set top box homes.
A - John Burke
Yeah, it's John Burke. Just to add to that I think that as we look at some of the other areas that both companies have been investing in and developing new solutions particularly in the areas of advanced search and recommendations, start to think about the combinations of digital assets and some of our conversational search and knowledge graph assets.
We think there is good continued growth potential as many of the systems that we've got deployments in today or design wins in today will move into more scale deployments over the coming months and years. That coupled with our respective analytics business that we have investments that are really quite complementary there and we think over the next couple of years those businesses are really going to hit their growth stride as well and will contribute meaningfully to driving growth.
<A - Naveen Chopra>:
This is Naveen. if you don't mind, I am just going to add to John's thoughts on that front because there are lot of tangible examples as we have been expanding our business around the world particularly in conjunction with service providers where one of the headwinds, if you will, that we face in signing new customers, accelerating deployment et cetera is the fact that a lot of these operator have to stitch together pieces from a number of different partners. And what I think is really exciting about this transaction is the ability to take the experience that we put in front of the consumer tie it, integrate it with a lot of the capabilities that Rovi has whether it's voice capability, very robust high-quality metadata and we really lowered the bar for lot of these operators to deploy our solution. And I think the acceleration that creates is what you see reflected in some of the views on revenue growth opportunity.
<Q - Eric Wold>:
That's helpful. And then one quick follow-up. [indiscernible] customer overlap, where there is customer overlap in Rovi and TiVo with separate licenses now, do you vision those as staying separate as they are post the transaction closing? Would they have to be renegotiated as a combined company and if so do you vision that being favorable renegotiation to Rovi-TiVo?
<A - Tom Carson>:
Well, we certainly think as we've gone through due diligence aspect that that there are IP agreements that will certainly stay separate as the product agreements come up for renewal, we clearly think that that's an opportunity to have a broader relationship and integrate both of the product portfolios. So I would say clearly an opportunity on renewable products for sure as we get into renewals with them.
<Q - Eric Wold>: Perfect. Thank you, guys.

<A - Tom Carson>: Thanks.
Operator
Your next question comes from the line of Kannan Venkateshwar with Barclays. Your line is open.
<Q - Kannan Venkateshwar>:
Thank you. Just a couple of questions. The first is the TiVo retail business, just wanted to understand how you guys look at that going forward post the transaction? And then in terms of R&D, there is a big pool of R&D here of $200 million. Is there a lot of overlap and how should we think about that in terms of the opportunities for synergy upside? Thanks.
<A - Tom Carson>:
Yeah. So, look, I mean we've kind of said, when you look at the R&D side of things, look, both companies have invested very heavily in almost very similar roughly $100 million each year, so as we do look at the combined businesses we would certainly feel like across all the product businesses there is opportunity for synergy on the combined business. So, we work pretty heavily at that in R&D and all the product areas and operational and G&A areas, but saying that we like very much the R&D kind of work that TiVo has done in the products that they develop. One of the things we want to make sure we do, even though we say we're taking out $100 million worth of synergies across the business we want to make sure that we continue to have the investment in the great products that TiVo has been able to develop in the past.
<A - Peter Halt>:
Tom, that's a great point and I really want to emphasize that because the opportunity that I see here is you put together two companies that have been spending roughly $100 million a year on R&D, and really what we have is the opportunity to increase the output of the combined companies while also creating a significant amount of financial benefits through the synergies. So it allows both of us to do even more for our customers than we were doing in the past, but also drive improved returns for shareholders.
<Q - Kannan Venkateshwar>:
And, Tom, could you highlight your plans on the retail side, the product that TiVo has today?
<A - Tom Carson>:
Sure, I will let John Burke jump in on that one.
<A - John Burke>:
Hi, Kannan. Yeah, so look, we are really excited about the consumer business that TiVo brings to the equation here, the large experience, vast experience they have and working directly with consumers has been quite valuable for their business and I think that has really brought back a lot of good information and usage information that's really enhanced the TiVo experience. So we're very keen to continue that effort. I think we will look jointly with the TiVo team at ways in which we can be more effective and efficient and the investment and how to continue to grow the consumer channel. But it will be a very important piece of the business going forward.
<A - Tom Carson>:
That was a big part of the thinking for TiVo in this transaction too is the fact that the team at Rovi really understood the value of our consumer DNA and how that creates an opportunity not just in the consumer business itself, but creates a lot of innovation that our service providers are able to take advantage of too, so really we are happy that they have taken an interest in that.
<Q - Kannan Venkateshwar>: Great. Thank you.

Operator
Your next question comes from the line of Tom Eagan with Telsey Advisory Group. Your line is open.
<Q - Tom Eagan>:
Great, thank you very much. A follow-up question. Could you talk about among the customers you have in common how you're going to avoid, I guess with some more detail, how are you going to avoid -- I guess with some more detail, how are you going to avoid dys-synergies [ph], so should the customers in common not want to pay the combined revenue. Thanks.
<A - Tom Carson>:
We don't really see that as being an issue, particularly on the product side, generally on their side and our side, there is very clear product contracts that define products and services that the customer would be getting. So I think frankly as you get into renewal cycles with our accounts and their accounts, frankly, that's probably an opportunity to do some significant upselling. One of the things that we've looked at, we haven't really talked about on this call, but it's something that we've looked at from a revenue synergy perspective, the TiVo products frankly are great products that we think for our base of 18 million service provider households could be a great opportunity for us to get an upgrade path using the TiVo products.
So as we step back and look at this, I think there is a really nice opportunity to get incremental revenue because of the products that TiVo had that we can take into our legacy 18 million base. So we don't really see on the products side that there is a leverage point, because there is really pretty clear discrete technologies that people are paying for. And on the IP side, I mentioned earlier, we've looked at the contracts that they have and we have and we feel very comfortable that the revenue streams from both continue.
<Q - Tom Eagan>:
Right. Well, how does a merged company, how does it have more leverage in negotiating or enforcing its patents and fees?
<A - Peter Halt>:
So I'll jump in and Samir Armaly is out there as well, but just at a very high level, you look at the intellectual property that Rovi has and that TiVo has, we go from 5000 patents and application worldwide to 6,000 with very good life and maturities on the intellectual property. We have an intellectual property portfolio that is UI centric, as does TiVo, but they also have some other really compelling patents and kind of base technologies around content delivery and streaming that we think are really important and different than what we have. So actually what we feel like is that this gives us a really nice opportunity to be able to take a broader and more comprehensive set of patents to our licensees. So we think this is actually a very good thing on the intellectual property licensing side.
Operator
Your next question comes from the line of Andy Hargreaves with Pacific Crest. Your line is open.
<Q - Andy Hargreaves>:
Thanks. Just sort of a follow-up to that line and I apologize if I missed this, but so the idea is to pursue licenses as a combined portfolio, is that correct and if so, how quickly would you be able to bring those into negotiations?
<A - Tom Carson>:
Well, we really can't do anything. Obviously, we're a separate company in that space, separate companies and so the companies combined officially with regulatory approvals are received, but from our perspective, any negotiations that would happen after the close of the deal is certainly a gain for having a combined approach to licensing the intellectual property of both companies.

<Q - Andy Hargreaves>:
Okay. And then I just wondered have you talked with any of TiVo's big customers about the combination and is there any concern about people not liking the combination?
<A - Tom Carson>:
Quite frankly, we've been in discussions obviously, we couldn't say anything about for a lot of obvious reasons. So, no, we happened to have those discussions, because we just couldn't have those discussions. One of the things that we're doing and Naveen can jump in here maybe a little bit too on the plans is, we are very sensitive to the combination of the two companies and the concerns customers have and there is a plan to very proactively go out and talk to them, and Naveen, if you'd like, maybe you can take a minute and talk a little bit about that on the TiVo side.
<A - Naveen Chopra>:
Sure. Obviously, a question that we have thought very carefully about, I don't think either Tom or I would have been behind this transaction without being able to convince ourselves that the customer relationships and the subscribers that we achieved through those are enhanced by this transaction as opposed to potentially hindered by in some way and look, I'm really confident, particularly given the strategy that the combined company is going to pursue is one that is really helpful to a lot of these operators in the sense that there are opportunities to work purely on a product basis and there are opportunities to do things more broadly, incorporating both product and intellectual property.
And on the product side, as I mentioned earlier, we can bring forward a lot more of the pieces that these operators care about today than we were able to the day before. And I think that's really valuable for a lot of these guys, because it's becoming a more complex world and the ability to show up with an end-to-end solution really does make a difference in terms of being able to compete with other players and similarly, putting our respective roadmaps together and having an even deeper pipeline of innovation will also be valuable to our customers. They wanted for years for us to find ways to develop more scale and be more influential in the marketplace and I think that that's a great opportunity to do that and serve them in an even broader capacity.
Operator
Your next question comes from the line of Rob Stone with Cowen and Company. Your line is open.
<Q - Rob Stone>:
Hi, guys. A couple of follow-up. The first one is TiVo's metadata supply agreement expires next month, how soon could you seamlessly switch over and supply Rovi metadata?
<A - Tom Carson>:
So, look, it's obviously something that we've been looking at and we absolutely think that the metadata that Rovi has is world class and is something that can make the experience on the TiVo products even better and we think there is a very good opportunity to move quickly to transition the metadata.
<A - Naveen Chopra>:
We see that as one of the many opportunities in the transaction here to take advantage of what Rovi brings to the table there and we're looking forward to integrating that very rapidly into the TiVo offering.
<Q - Rob Stone>:
Okay. And a point of clarification on your comments, Peter, about in answer to the question about combining the stand alone expectations for the two companies, the deferred revenue that TiVo has over the next year plus that relates to IP agreements where the cash has already been received largely goes away because of purchase accounting, correct?

<A - Peter Halt>:
Yes. Rob, that's correct. In fact if you look at the investor deck that we've put online in our IR section at our rovicorp.com website, you'll see that in that deck, we show how we get to the pro forma 800 million revenue combined and in that, you'll notice that we do show kind of an estimate for purchase accounting adjustments. The deferred revenue related to intellectual property would be 100% eliminated. So when you look at the current year projections for both companies, we're filling [ph] 90 million eliminated there. Additionally, there is a portion of their service fee deferred revenue that will be eliminated and we show that and there is an adjustment of 20 million.
<Q - Rob Stone>:
Great. And then my final question is about facility, you mentioned that the headquarters is going to be in Silicon Valley, so where do you -- you mentioned obviously taking out overlapping G&A costs, where do you see yourselves landing in terms of settings on space and facility costs.
<A - Tom Carson>:
When we get our S-4 on file and talk more about the synergies and additionally, as mentioned in the call, we'll be doing a presentation post close kind of an Analyst Day, we'll go in to great detail at that point in time about the combined company vision, what we expect in terms of the combined company's performance and where exactly we get the synergies, but we're looking at that consolidated footprint. We do strategically always like to have everybody in the same space and needless to say, we try and minimize our costs, we'll be looking at those right now as to where exactly in the Silicon Valley we'd be though.
Operator
There are no further questions. I would like to turn the call back over to Tom Carson, President and CEO for closing remarks.
<A - Tom Carson>:
Thank you very much and maybe before I go to my closing remarks, I just want to give Naveen a minute just to say a few closing comments and then I'll come back and just make a few closing comments as well. So, Naveen?
<A - Naveen Chopra>:
Thanks, Tom. Again, I want to just stress the fact that we're really excited about this transaction, we spend a lot of time thinking about it very carefully both in conjunction with the team at Rovi and obviously with our own board and management team. It really is a great outcome for our stockholders, a great outcome for our customers and perhaps most importantly, I think it's a great opportunity for our employees and the products that they create to continue to flourish. Lots of synergy opportunities, financial and otherwise as we begin putting these companies together. And as I said before, this very much is the next chapter in TiVo's history and I think it will be as impactful on the industry as the recent ones. So stay tuned as we tell you more about that over the coming months and years.
<A - Tom Carson>:
Thanks, Naveen. I can't help just echo a lot of the comments that Naveen and I do think or the combined company. This is just a company that now has much better scale, a great product portfolio, great intellectual property portfolio as well and I just think it brings a lot of great things to our employees, our customers and our shareholders. The next couple of months obviously, we'll keep everybody posted on how things are going relative to integration planning and the regulatory approval. So we feel like we have a couple of months here where we have to get through all the approvals that are required. And certainly we'll keep everybody advised as we go along. So I want to thank everybody for joining us on the call today and I'm sure we will be talking to everybody over the next couple of days with questions you have on the combination. So again thanks everybody and I appreciate your time.

No Offer or Solicitation
The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.
ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT
This communication is not a solicitation of a proxy from any stockholder of TiVo, Rovi or, Titan Technologies. In connection with the Agreement and Plan of Merger among Rovi, TiVo, Titan Technologies Corporation (“Parent”), Nova Acquisition Sub, Inc. and Titan Acquisition Sub, Inc., Rovi, TiVo and Parent intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 filed by Parent that will contain a joint proxy statement/prospectus. TIVO AND ROVI STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT ROVI, TIVO, PARENT AND THE PROPOSED TRANSACTION. Stockholders may obtain a free copy of the joint proxy statement/prospectus (when it becomes available), as well as any other documents filed by TiVo, Parent and Rovi with the Securities and Exchange Commission, at the Securities and Exchange Commission’s Web site at http://www.sec.gov. Stockholders may also obtain a free copy of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus from Rovi by directing a request to Rovi Investor Relations at +1-818-565-5200 and from TiVo by directing a request to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York, 10016, (212) 929-5500, proxy@mackenziepartners.com.
PARTICIPANTS IN THE SOLICITATION
TiVo, Parent, Rovi and their respective directors and executive officers and other members of their management and employees may be deemed, under Securities and Exchange Commission rules, to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Rovi’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on March 10, 2016 and information regarding TiVo’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on June 1, 2015. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus that Parent will file with the Securities and

Exchange Commission when it becomes available. Stockholders may obtain a free copy of these documents as described in the preceding paragraph.